Exhibit 99.1

For Immediate Release

RRSAT REPORTS FIRST QUARTER 2012 ADJUSTED NET INCOME
INCREASES BY 10.2% OVER LAST YEAR

ADJUSTED NET INCOME TOTALED $1.9 MILLION

2012 First Quarter Highlights
▪	Revenues totaled $27.5 million, increasing by 2% year over year.
▪	Adjusted Fully diluted earnings per share of $0.11 compared to $0.10 last year.
▪	Adjusted EBITDA of $4.2 million, increasing by 5.7% from last year.
▪	Backlog as of March 31, 2012 at $194 million.
▪	Second quarter revenue guidance of $28.0 - $29.0 million.

Airport City Business Park, Israel – May 17, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Results:
Revenues in the first quarter of 2012 totaled $27.5 million, a 2.0% increase compared with $26.9 million in the first quarter of 2011 and a decrease of 4.7% compared with $28.8 million in the previous quarter.

Gross profit in the first quarter of 2012 totaled $6.1 million, compared with $6.2 million in the first quarter of 2011 and $6.9 million in the previous quarter. Gross margin in the first quarter of 2012 was 22.3%, compared with 23.0% in the same quarter last year and 23.8% in the previous quarter.

Operating income for the first quarter of 2012 totaled $2.0 million, representing an operating margin of 7.1%, compared with $2.0 million in the first quarter of 2011, representing an operating margin of 7.4%.  Operating income in the previous quarter totaled $2.4 million, representing an operating margin of 8.5%.

Net income on a GAAP basis for the first quarter of 2012 was $2.3 million, compared with $0.9 million in the first quarter of 2011 and $1.6 million in the previous quarter.  Fully diluted earnings per share on a GAAP basis for the first quarter of 2012 was $0.13, compared with $0.05 in the first quarter of 2011 and $0.09 in the previous quarter.

Adjusted net income totaled $1.9 million for the first quarter of 2012, compared with $1.7 million in the first quarter of 2011 and $1.5 million in the previous quarter. Adjusted fully diluted earnings per share totaled $0.11 in the first quarter of 2012, compared with $0.10 in the first quarter of 2011 and $0.09 in the previous quarter.

Adjusted EBITDA for the first quarter of 2012 totaled $4.2 million, compared with $4.0 million in the first quarter of 2011 and $4.9 million in the previous quarter.

Cash, cash equivalents and marketable securities as of March 31, 2012 totaled $34.4 million, an increase of $1.2 million compared with $33.2 million as of December 31, 2011.  The net increase in the cash balance is mainly attributable to a positive cash flow from operating activities of $3.1 million less capital expenditures of $2.3 million.

Backlog of signed agreements, as of March 31, 2012, totaled $194 million, including $69.1 million of revenues expected to be recognized during the remainder of 2012, compared with a backlog of $194 million at the end of the previous quarter.

Guidance for revenue in the second quarter of 2012 is in the range of $28.0 - $29.0 million, and for full year 2012 remains in the range of $115 - $121 million.  Guidance for gross margin in the second quarter of 2012 is in the range of 22.5 – 23.5%.

David Rivel, CEO of RRsat commented, "As we noted in the fourth quarter 2011 conference call, our first quarter results were mainly impacted by the ending of a large TV project which reduced our revenues compared with the previous quarter and resulted in excess capacity that had a negative impact on our margins.  However, we are seeing a healthy contract pipe line and expect to be back to sequential growth and better gross margins by the second quarter.  As anticipated, we are also seeing a reduction in our capital expenditures level and this will continue to have a positive impact on our free cash flow."

Mr. Rivel continued, "We otherwise had some positive activities at the Company during the quarter including the activation of five new services, with each contract worth over one million dollars.  We also announced the extension of our contract with the Vietnam TV channel for global distribution, as well as signing a contract with ETV, one of India’s largest networks of satellite TV channels.  We are expanding our presence in the ever growing sports market, having signed an agreement with international sports broadcaster, Setanta, for the distribution of a Russian version of its sports channel across Russian speaking countries.  And finally, we extended our contract with Baby TV, which is part of FOX International, a major broadcaster.  Looking ahead to 2012, I believe we are on track with our strategy and goal of offering superior services to a larger group of customers, including major television networks."

Conference Call Information
Conference call scheduled later today, May 17, 2012 at 9:00 am ET (4:00 pm Israel time).  On the call, Mr. David Rivel, Founder & CEO, Dr. Shlomo Shamir, Chairman, Mr. Itzhak Zion, CFO, and Mr. Lior Rival, VP Sales and Marketing, will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-668-9141
UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03-918-0609
International Dial-in Number: +972-3-918-0609
at:
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

Replay
A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com.   In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:

1-888-782-4291 (US) and +972 3-925-5904 (International).

Use of Non-GAAP Financial Measures

In addition to the GAAP results included in this press release, RRsat has also included non-GAAP measurements of results. RRsat uses three financial measures, adjusted net income, adjusted net income per share and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with FASB ASC Topic 718, non-cash expense resulting from amortization of acquired intangible assets, non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

The company has excluded intangible assets amortization expense from its non-GAAP net income measurements, primarily because it represents a significant non-cash expense and because the company evaluates its performance excluding intangible assets amortization expense. Amortization of intangible assets is consistent in amount and frequency but is significantly affected by the timing and size of the company’s acquisitions. Investors should note that the use of intangible assets contributed to the Company’s revenues earned during the periods presented and will contribute to the Company’s future period revenues as well. Intangible assets amortization expense will recur in future periods.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization. Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non-GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-cash, non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted net income, adjusted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using adjusted net income and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue for the second quarter of 2012 and full year 2012 and gross margin in the second quarter of 2012;(ii) our expectations to decrease capital expenditures in 2012, and the corresponding effect on free cash flow;(iii) our planned expectations of our direct sales to North America, Africa and Asia; (iv) our goal of offering superior services to a larger group of customers, including major television networks; (v) our expectation to expand our client base and sell additional services to our existing client base;  (vi) our ability to report future successes; and (vii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Itzhak Zion, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands except share data

	Three months ended		Year ended
	March 31	March 31	December 31
	2012	2011	2011

Revenues	$27,459	$26,930	$112,920

Cost of revenues	21,325	20,737	86,939
Gross profit	6,134	6,193	25,981

Operating expenses
Sales and marketing	1,611	1,744	7,067
General and administrative	2,570	2,447	10,130

Total operating expenses	4,181	4,191	17,197

Operating income	1,953	2,002	8,784

Interest and marketable securities income	154	116	400

Currency fluctuation and other financing income (expenses), net	160	190	(740)
Changes in fair value of embedded currency conversion derivatives	627	(1,000)	(2,130)
Other expenses, net	-	-	(1)

Income before taxes on income	2,894	1,308	6,313

Income taxes	(616)	(439)	(1,978)

Net income	$2,278	$869	$4,335
Earning per Ordinary Share
Basic earning per Ordinary Share	0.13	0.05	0.25

Diluted earning per Ordinary Share	0.13	0.05	0.25

Weighted average number of Ordinary
Shares used to compute basic earning per
Ordinary Share	17,346,561	17,346,561	17,346,561

Weighted average number of Ordinary
Shares used to compute diluted earning per
Ordinary Share	17,346,561	17,359,092	17,346,561

RRsat Global Communications Network Ltd. and its Subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

In thousands except per share data

	Three months ended
	March 31	March 31
	2012	2011
Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$2,278	$869
Non-cash equity-based compensation charge	43	25
Intangible assets amortization expense	50	60
Changes in fair value of embedded currency conversion derivatives	(627)	1,000
Change in deferred tax on embedded derivatives	157	(240)
Adjusted net income	$1,901	$1,714

Adjusted net income per diluted ordinary share	$0.11	$0.10

Reconciliation of Net Income to Adjusted EBITDA:
Operating income	$1,953	$2,002
Non-cash equity-based compensation charge	43	25
Depreciation and amortization	2,205	1,948
Adjusted EBITDA	$4,201	$3,975

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	March 31	December 31
	2012	2011

Current assets
Cash and cash equivalents	$17,082	$14,443
Marketable securities	17,291	18,764
Accounts receivable:
Trade (net of provision for doubtful accounts of $7,572
and $6,892 as of March 31, 2012 and December 31, 2011 respectively)	20,255	19,402
Other	1,201	686
Fair value of embedded currency conversion derivatives	260	206
Deferred taxes	2,399	2,449
Prepaid expenses	2,375	2,223

Total current assets	60,863	58,173

Fair value of embedded currency conversion
derivatives	330	591

Deposit and long- term prepaid expenses	2,090	2,043

Long-term land lease prepaid expenses	7,630	7,642

Assets held for employee severance payments	1,854	1,757

Fixed assets, at cost, less accumulated depreciation and amortization	44,524	45,495

Goodwill	3,734	3,734

Intangible Assets, at cost, less accumulated amortization	519	586

Total assets	$121,544	$120,021

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	March 31	December 31
	2012	2011

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$10,705	$11,547
Dividend Payable	3,990	-
Other	2,458	2,335
Fair value of embedded currency
conversion derivatives	536	990
Deferred income	8,817	8,787

Total current liabilities	26,506	23,659

Long - term liabilities
Deferred income	7,463	7,192
Fair value of embedded currency
conversion derivatives	600	980
Liability in respect of employee severance payments	1,931	1,819
Deferred taxes	1,837	1,664

Total long - term liabilities	11,831	11,655

Total liabilities	38,337	35,314

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of March 31, 2012 and December 31, 2011; 17,346,561 shares issued and fully paid as of
March 31, 2012 and December 31, 2011)	40	40
Additional paid in capital	53,053	53,010
Retained earnings	30,015	31,727
Accumulated other comprehensive Income (loss)	99	(70)

Total shareholders’ equity	$83,207	$84,707

Total liabilities and shareholders’ equity	$121,544	$120,021

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	March 31 2012	March 31 2011	December 31 2011
Cash flows from operating activities
Net income	$2,278	$869	$4,335

Adjustments required to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	2,205	1,948	8,477
Provision for losses in accounts receivable	680	594	2,217
Deferred taxes	166	234	248
Discount accretion and premium amortization
of available- for- sale securities, net	(113)	(106)	(325)
Changes in liability for employee severance payments, net	15	11	19
Capital loss on sale of fixed assets ,net	-	-	1
Stock-based compensation	43	25	117
Changes in fair value of embedded currency
conversion derivatives	(627)	1,000	2,130
Loss (Profit) from trading securities, net	(46)	(10)	158

Changes in assets and liabilities:

Increase in account receivable - trade	(1,533)	(536)	(1,759)
Decrease (increase) in account receivable - other	(515)	(41)	626
Increase in prepaid expenses	(152)	(429)	(78)
Decrease (increase) in deposits and
long-term prepaid expenses	(47)	(34)	158
Increase in account payable	438	2,000	17
Increase (decrease) in deferred income	301	(2,056)	(96)

Net cash provided by operating activities	$3,093	$3,469	$16,245

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	March 31 2012	March 31 2011	December 31 2011

Cash flows from investing activities
Investment in fixed assets	$(2,330)	$(6,534)	$(14,657)
Investment in long term pre-paid expenses	(13)	(13)	(27)
Investment available- for- sale securities	(2,777)	(3,523)	(8,005)
Decrease (increase) in trading securities, net	1,512	30	(231)
Proceeds from sale of securities available- for- sale	3,123	5,295	12,161
Proceeds from sale of fixed assets	31	-	29

Net cash used in investing activities	$(454)	$(4,745)	$(10,730)

Cash flows from financing activities
Dividend paid	-	$(2,602)	$(4,163)

Net cash used in financing activities	-	$(2,602)	$(4,163)

Increase (decrease) in cash and cash equivalents	$2,639	$(3,878)	$1,352

Balance of cash and cash equivalents at beginning of Period	$14,443	$13,091	$13,091

Balance of cash and cash equivalents at end of Period	$17,082	$9,213	$14,443

A. Non-cash transactions
Investment in fixed assets	$136	$2,140	$1,293
Dividend payable	$3,990	-	-

B. Supplementary cash flow information
Income taxes paid	$610	$383	$1,694